UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 10p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17–19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
489,000,000 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.03%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 489,000,000 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 489,000,000 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
489,000,000 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.03%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited (Gallagher) and Alisher Usmanov on May 6, 2003, as amended by Amendment No. 1 thereto dated August 22, 2003,  Amendment No. 2 thereto dated December 15, 2003, Amendment No. 3 thereto dated January 23, 2004, Amendment No. 4 thereto dated January 26, 2004 and Amendment No. 5 thereto dated February 26, 2004 (as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the Schedule 13D).  Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.  Capitalized terms used in this Amendment No. 6 and not otherwise defined have the meanings given to them in the Schedule 13D, as previously amended or supplemented.

Item 4.	Purpose of Transaction

As a result of a series of transactions in the Issuer’s ordinary shares conducted since the filing of the original Schedule 13D on May 6, 2003, Gallagher’s ownership interest in the Issuer has more than doubled from 159,793,721 such shares, constituting 5.11% of the Issuer’s outstanding ordinary shares, to 489,000,000 such shares, constituting 11.03% of the Issuer’s outstanding ordinary shares.  Accordingly, Gallagher and the Shareholder (each a Filing Person and together the Filing Persons) deem it necessary to amend and restate Item 4 (Purpose of the Transaction) of their Schedule 13D statement in the terms set forth hereinbelow.

The Shareholder has conducted arm’s length discussions with members of the Issuer’s management with a view to increasing his participation in the management of the Issuer, but so far such discussions have been inconclusive.  A substantial part of the Issuer’s business involves production of steel and steel products and the Shareholder has gained significant steel production experience during his professional career.  The Shareholder therefore believes that it would be in the best interests of the Issuer and the Shareholder’s steel-related businesses to promote cooperation among each other.

In addition, the Shareholder also believes that since he now beneficially owns more than 11% of the Issuer’s outstanding ordinary shares, he should be represented on the Issuer’s board of directors.  Thus, in the event the Shareholder’s discussions with the Issuer’s management are not fruitful and he is denied representation on such board on the basis of such existing beneficial ownership, he intends to take strategic and tactical steps to increase his influence over the Issuer’s management and operations as the beneficial owner of a significant percentage of the Issuer’s outstanding ordinary shares.  These steps may include but not be limited to further acquisitions of the Issuer’s ordinary shares or calling a shareholders meeting in order to secure a special resolution supporting the candidature of the Shareholder or his nominee as a member of the Issuer’s board of directors.

Apart from the Shareholder’s plans to increase his influence over the management and operations of the Issuer, he may also simply continue to hold beneficial ownership of the Issuer’s ordinary shares to benefit from any dividends and sale proceeds from such shares, or may dispose of some or all of such shares.  In this regard, the Shareholder from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Shareholder will take such actions in the future as he may deem appropriate in the light of the circumstances existing from time to time. If the Shareholder believes further investment in the Issuer is attractive, whether because of the market price of the Issuer’s securities or otherwise, he may acquire ordinary shares or other securities of the Issuer either in the open market or in privately negotiated transactions subject, in either case, to the limitations imposed by the Issuer’s articles of association.

Except as set forth above, neither Filing Person  has any plan or proposal that relates to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter, bylaws or other instruments corresponding thereto or other action which may impede the acquisition or control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration, or (j) any action similar to any of those enumerated above.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

3.	Loan Facility Agreement dated December 22, 2003 between Gallagher Holdings Limited and Coalco International Limited (filed as exhibit to Amendment No. 3 to Schedule 13D filed January 23, 2004).

4.	Loan Agreement dated January 20, 2004 between Kanton Services Limited and Gallagher Holdings Limited (filed as exhibit to Amendment No. 5 to Schedule 13D filed February 26, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2004

GALLAGHER HOLDINGS LIMITED

	By:	/s/ Demetrios Serghides
Demetrios Serghides
Director/Executive Officer

ALISHER USMANOV

/s/ Alisher Usmanov